REEL MAGIC PRODUCTIONS
(A Development Stage Company)
     NOTES TO FINANCIAL STATEMENTS
December 31, 2006




NOTE A  SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of Reel Magic productions is as follows:


Nature of Operations

The Corporation is in the business of development, production, distribution and financing of film and television properties.


Depreciation

Depreciation is calculated using the current federally accepted depreciation methods/formulas. Depreciation expenses for 2005-2006 totaled $ "0".


Cash and Cash Equivalent

For the purposes of the statement of cash flow, cash equivalents include time deposits, money market funds, certificates of deposits, and high liquidity instruments with maturities of three months or less from the date of their acquisition.